July 27, 2021
Robinhood Markets, Inc.
Registration Statement on Form S-1
File No. 333-257602

Dear Mr. McWilliams, Ms. Berkheimer, Mr. Thomas and Mr. West:
Robinhood Markets, Inc. (the “Company”) has filed today, via EDGAR, this letter and Amendment No. 2 to a Registration Statement on Form S-1 (the “Revised Registration Statement”) with the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”). This letter and the Revised Registration Statement set forth the Company’s responses to the comments of the Staff contained in your letter dated July 26, 2021 (the “Comment Letter”), relating to the Company’s Amendment No. 1 to a Registration Statement filed on July 19, 2021 (the “Registration Statement”).

Amended Registration Statement on Form S-1

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Revised Registration Statement. All references to page numbers in these responses are to pages of the Revised Registration Statement.

Prospectus Summary, page 1

1.Please revise the beginning of your summary disclosure to explain payment for order flow (PFOF) and to provide specific information regarding PFOF, including the importance of PFOF to Robinhood, the regulatory scrutiny surrounding PFOF, the related risks to Robinhood’s business and financial condition, and the impact of those risks to investors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1-2 of the Revised Registration Statement.

2.Please refer to the second full paragraph on page 4. In light of the inherent trade-offs and opportunity costs to users under no-commission trading models, please remove the references to "lowest-cost."

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 175 of the Revised Registration Statement.

3.We note your disclosure on page 4 that the S&P 500 has produced an average annual return of approximately 13% since 2010 and that this has coincided with an increase in participation among retail investors. Please expand your disclosure to address the impact that long periods of price declines, for example the market declines in 2001 and 2008-2009 and quantify the percentage of decline during those periods, a flat market, or other factors, which may reduce retail investor participation, could have on Robinhood’s business and the impact to investors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 177 of the Revised Registration Statement.

Risk Factors, page 35

4.Please revise to include risk factor and summary risk factor disclosure focused on best execution and execution quality practices. In particular, please address how regulatory changes or changes in rules could impact your business, and describe the potential impact to investors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 42-43 of the Revised Registration Statement.

Because a majority of our revenue is transaction-based..., page 39

5.You state that you "do not consider transaction fees when routing orders." Please revise here and throughout the prospectus to describe without qualification only the relevant factors you consider in routing equity and option orders.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 40, 142 and 205, among others, of the Revised Registration Statement.

6.Please refer to the subsection "Risks Related to Regulation of PFOF." Please revise here and throughout the prospectus your description of the May 2019 SEC Enforcement investigation to clarify that the investigation alleged that you made misleading statements to customers on your website, including in FAQs relating to your PFOF practices.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 52 and 210 of the Revised Registration Statement.

Business
Best Execution, page 203

7.We note your disclosure on the carry-over paragraph at the top of page 204 that "[t]hese PFOF arrangements are permitted under SEC guidelines and FINRA rules." Please revise your disclosure to clarify that the SEC has not provided specific approval of Robinhood’s PFOF arrangements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 205 of the Revised Registration Statement.

Legal Proceedings, page 206

8.We note your disclosure on pages 52, 55 and 207 that you have received inquiries related to employee trading. Please revise your risk factor and legal proceedings disclosure to provide more specific information regarding the nature of such inquiries.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 54, 57 and 207 of the Revised Registration Statement.

Financial Statements

Furthermore, in response to comment 3 in your letter dated June 11, 2021 relating to a draft of the Registration Statement, the Company has revised the disclosure on pages F-8 and F-47 of the Revised Registration Statement to clarify that when the Company, acting as agent of the user, facilitates the purchase and sale of equities, options and cryptocurrencies through its platform by routing transactions through market makers, it is the market makers who are responsible for trade execution. The Company also confirms that Ernst & Young LLP, the Company’s independent registered public accounting firm (“E&Y”), has reviewed the revised disclosure in conjunction with the provision of E&Y’s consent to include in the Revised Registration Statement its audit report, dated March 22, 2021, relating to the Company’s financial statements contained in the Revised Registration Statement (which consent is attached as Exhibit 23.1 to the Revised Registration Statement).

Should you have any questions or comments with respect to the Registration Statement or this letter, please contact D. Scott Bennett at 212-474-1132.

Sincerely,
/s/ D. Scott Bennett
D. Scott Bennett

J. Nolan McWilliams
Sandra Hunter Berkheimer
Marc Thomas
Hugh West
Division of Corporate Finance
Office of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

VIA EDGAR

Copies to:

Daniel Gallagher, Chief Legal Officer
Brandon Webb, Corporate Controller Christina Y. Lai, Vice President, Deputy General Counsel and Corporate Secretary
Weilyn Wood, Associate General Counsel
Robinhood Markets, Inc.
85 Willow Road
Menlo Park, California 94025
VIA EMAIL